U. S. Securities and Exchange Commission

                             Washington, D.C. 20549


                               Amendment No. 2 to
                                   From 10-SB


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                              AWS Enterprises, Inc.
                             -----------------------
                 (Name of Small Business Issuer in its Charter)


              Colorado                                   84-1480887
--------------------------------------      ------------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)

7916 South Pierce Way, Littleton, Colorado                    80128
-------------------------------------------                   -----
(Address of principal executive offices)                      (Postal Code)

Issuer's telephone number: (303) 570-8012
Securities to be registered under Section 12(b) of the Act:

         Title of each class             Name of each exchange on which
         to be so registered             each class is to be registered

None
--------------------                     ---------------------------------------

Securities to be registered under Section 12(g) of the Act:

         Common Stock, No par value
         -----------------------------------------------------------------------
                                (Title of Class)

PART I

Alternative 2

Issuer elects to furnish the following information required by Items 6-12 of Model B of Form 1-A.

Item 6. Description of Business

(a) Narrative description of business.

         AWS Enterprises, Inc., (the "Company") is a Colorado corporation, formed on July 15, 1998 under the name Walden Roads, Inc. The Company was formed to engage in literary and media publications. In October of 2000, the shareholders of the Company elected to acquire 5,000 shares of the common common stock of acousticmusicsales.com, inc., representing 100% of the issued and outstanding shares, at a price of $5,000 or $1.00 per share. Acousticmusicsales.com, inc. was formed to market and sell music items on the internet. In May of 2001, the Company'shareholders voted to return the 5,000 shares of acousticmusicsales.com, inc. for $10.00 in consideration.
Subsequently, the Company acquired 50,000 shares of the common stock, representing 100% of the issued and outstanding shares of Automotive Warranty Network, Inc. (the "Subsidiary" or "AWN"). for the sum of $50,000. The subsidiary is a newly formed company having been incorporated in April 2001 as a Colorado corporation. AWN manages warranty claims on a contract, commission basis for automobile dealerships. The Company maintains corporate offices at 7916 S. Pierce Way, Littleton, CO 80128. The subsidiary maintains offices at 6845 South Elati Street, Littleton, Colorado 80120. The Company's telephone number 303-570-8012 and the fax number is 303-691-5154. The telephone number for the Subsidiary is 303-703-9143; the fax number is 720-283-6486.

         AWN, contracts with retail automobile dealerships to account, audit and report warranty work to the respective automobile manufacturer for warranty work provided by the dealership to its customers. AWN submits the claim, accompanied by authenticating documents to the manufacturer. Payment for the warranty work goes directly to the automobile dealership.

         AWN provides automobile warranty accounting and administration on a contract basis for automobile dealerships. Historically, this accounting and administration procedure was done previously by in-house accounting personnel. However, in recent years, dealerships have found it more productive to out-source this service from contract administrators. This is because the position of warranty administrator at dealerships has customarily been viewed as a low paying, clerical position and employee turnover was high. Formerly, the manufacturer provided training for dealership personnel in warranty administration. Rather than bear the expense of training many dealers have elected to contract with an administration company as a more expedient method of warranty reporting and administration leading to reimbursement. Dealerships have also found that out-sourcing warranty administration has alleviated the personnel problems of absenteeism due to illness, vacation and personnel replacement.

         Because most of the accounting, reporting and warranty submissions are conducted electronically, AWN conducts its business without establishing physical offices in the various cities and areas in which it intends to gain clients. The methods of contact with the our clients start with the work as performed in the service shop of the dealership. The service orders describing the warranty work, with accompanying data are then transmitted electronically to AWN's office for tabulating, grouping, and billing to the manufacturer's warranty division. The payment for the warranty reimbursement is sent directly to the dealership with complementary notice to AWN.

         AWN maintains a continuing record of warranty work and the dealership client may access such records on either a monthly, weekly, or daily basis.

         At the present time, AWN employs 14 employees comprising (i) two officers and directors of the parent company, (ii) 9 full time warranty administrators, servicing 40 client dealerships, and (iii) 3 operations office personnel of the Subsidiary. One administrator can service approximately $250,000 worth of warranty claims per month. If and as AWN's business grows, it will employ additional administrators on this ratio. For every eight administrators, AWN intends to hire one supervisor. At the present, three administrators are paid by salary and six receive compensation by way of commission based upon warranty dollar volume. These six administrators are telecommuter employees working off site. Office personnel are paid by salary.

         AWN charges its clients on a percentage of warranty billings. The average and current volume of warranty dollar collections is $60,000 per month per client. The average commission currently is 3.25% of gross warranty billings with a reducing sliding percentage scale relating to volume. The staff employees are paid by salaries.

         The Company is a start-up enterprise and as such there is substantial doubt about the Company's ability to continue as a going concern. A myriad of factors, including sales volume, control of expenses and operational costs, and the economic condition of the auto industry will affect the Company's ongoing viability.

(b) Plan of Operation.

         For the next twelve months of operation, AWN plans to continue its operation as an administrator of warranties for retail automobile dealerships. AWN's plan includes continuing to serve existing clients and attempting to increase client base by the selling efforts of our sales staff. These selling efforts will be done by telephone sales to prospective dealerships and follow-up personal contact with interested dealers.


         The Company has considered that as a start-up operation and when viewing its operating loss it will not have sufficient cash to carry on operations. To meet the cash requirements of the Company over the next six months, it has adopted and begun implementing a three-pronged plan. The first step is to expand its marketing efforts aimed at Ford dealerships by targeting smaller dealerships which are in increasingly difficult compliance positions as a result of increasingly difficult Ford-mandated warranty audit compliance standards. These standards make the Company's services more attractive to dealerships, and the Company is presently marketing to them by both direct contact and direct mail marketing efforts. Second, the Company is contacting current customers and requesting that they provide the Company with letters of reference which the Company uses in its marketing efforts with new customers. Third, the Company is working with retired General Motors warranty auditors who are familiar with problems facing General Motors dealerships in meeting warranty accounting compliance standards and suggesting to the Company various dealerships in need of the Company's services. The Company is also in the process of eliminating one full-time employee presently engaged in servicing Company accounts, which the Company believes will save money without compromising the Company's quality of service.


MARKETING STRATEGY.

         AWN aims its marketing substantially at three segments of the automotive industry: rural dealerships, urban/metro dealerships, and dealership groups. Currently, it acquires its clients by advertising and promotion on the internet, by personal contacts with members of management and references from existing clientele. AWN anticipates it will attend various automotive dealership shows during the year 2002 but which shows to attend have not yet been identified.

COMPETITION

         There are many competitors in the same or similar business as AWN's. AWN is depending substantially on the contacts and experience of its management employees for the continued growth. AWN believes that it can succeed and grow by offering a superior service to our clients. AWN has determined that its main competitors are J&L Warranty Service, Midland, MI; Warranty Processing, Inc., Illinois; NADS Warranty Service, Putnam, CT; and Randy Sheppard and Associates, Buffalo, NY. Management believes that its fees and charges are equal to or less than its competitors.

         AWN has received revenues from operations as a warranty administrator only since June 2001. Please see the accompanying financial statements for specific information relating to revenues received from operations.

Item 7. Description of Property

         The Company and AWN do not own any real estate property. At the present AWN rents offices at a price of $500 per month for approximately 1,000 sq. ft. of office space on a month to month rental basis. The Company rents office space from its president at a price of $100 per month per month for approximately 150 sq. ft. of office space.

Item 8. Directors, Executive Officers and Significant Employees.

         (a) Directors and executive officers.

Directors and Officers of AWS Enterprises, Inc.: Alexander V. Lagerborg
- Age 54, President and Director since May 21, 2001 to present. Derek Vanderryst -Age 26, Secretary and Director since May 21, 2001 to present.

Directors  and  Officers of  Automobile  Warranty  Network,  Inc.,  the
Subsidiary: David J. Reinicke - Age 21, President and Director since April 20, 2001 to present Tracy A. Venezia - Age 29, Secretary and Director since April 20, 2001 to present

Significant Employees of Automobile Warranty Network, Inc., the Subsidiary:
Richard K. Reinicke
Lisa J. Reinicke

(b) Family relationships:
Richard K. Reinicke and Lisa J. Reinicke are husband and wife and the parents of David J. Reinicke.

         (c) Business experience.

         Alexander V. Lagerborg. For the past five years, Mr. Lagerborg has been employed with the following companies in the positions as noted. From 1993 to 1996, Mr. Lagerborg was employed by Finance Consultant Share, Inc., as a registered securities representative (Series 7 & 63) servicing non- profit organizations with internal mortgage bond financing programs to churches. From 1996 to 1997, Mr. Lagerborg was employed as the Senior Vice President for The Fairchild Group, Inc., Denver, Colorado, a consulting and business management company. From 1997 to 1999, Mr. Lagerborg was employed by Recycling Industries, Inc., a NASDAQ listed company, as Director of Investor Relations. From 1999 to March 2001, Mr. Lagerborg was employed by Capital Strategies Network, Littleton, Colorado, a capital development and investor communications company, as Chief Executive Officer. Mr. Lagerborg has a BA degree in Economics and Business Administration from The Colorado College, Colorado Springs, Colorado, and continuing MBA course work at Southeast Missouri University.

         Derek Vanderryst. For the past five years, Mr. Vanderryst has been employed with the following companies in the positions as noted. After graduating with a BA Degree in Business Administration at Colorado State University in 1997, Mr. Vanderryst was employed by C.B. Richard Ellis as a Real Estate Assistant until 1999. From 1999 to the present, Mr. Vanderryst has been employed as a licenced real estate agent by Unique Properties, Inc., Denver, Colorado.

         David J. Reinicke. From 1998 to September 2000, Mr. Reinicke was a member of the United State Marine Corps., From September 2000 to April 2001 Mr. Reinicke was employed as an Information Technical director for Warranty Processing Co., Inc., Denver, Colorado.

         Tracy A. Venezia. For the past five years, Ms. Venezia has been employed with the following companies in the positions as noted. From April 1995 to April 2001, Ms. Venezia was employed sequentially as warranty administrator, team leader and trainer for the internal Ford department, and head of the internal Ford department by Warranty Processing Co., Inc.

         Richard K. Reinicke. For the past five years, Mr. Reinicke has been employed with the following companies in the positions as noted. From June 1991 to April 2001, Mr. Reinicke was employed by Warranty Processing Co., Inc., as Sales and Marketing Representative.

         Lisa J. Reinicke. For the past five years, Ms. Reinicke has been employed with the following companies in the positions as noted. From September 1986 to April 2001, Ms. Reinicke was president and founder of Warranty Processing Co., Inc., Denver, Colorado

Item 9. Remuneration of Directors and Officers

         (a) The following is the aggregate annual remuneration of each who are officers or directors as a group during the issuer's last fiscal year without naming them

         Name of Individual                 Capacities in
         Or identity                        remuneration      Aggregate
         of Group                           was received      remuneration
         -----------------------            ------------      ------------

         Directors (2 persons)              directors         $-0-
         Officers (2 persons)               officer           $-0-.


         (b) The president and secretary currently receive compensation for their respective services as officers and directors of the Company at the rate of $500 per month each. The Company has not determined the rate of future compensation for its officers and directors. The Company anticipate that the current compensation will increase in amounts consistent with any increase in the revenues and earnings of the Company.

Item 10. Security Ownership of Management and Certain Securityholders.

         [a] Voting securities and principal holders thereof.

         (1) Each of the three highest paid persons who are officers and directors of the issuer.


Title             Name and                           Amount
of                address                            owned at          Percent
Class             of owner                           registration      of Class
-----             --------                           ------------      --------

Common            Alexander V. Lagerborg             60,000            3%
                  7916 S. Pierce Way

                  Littleton, CO  80123
Common            Derek Vanderryst                   60,000          3%
                  10069 E. Caley Avenue
                  Englewood, CO  80111

                  (2) All officers and directors as a group.

Title             Name and                           Amount
of                address                            owned at        Percent
Class             of owner                           registration    of Class
-----             --------                           ------------    --------

Common             -----                             120,000         6%

                  (3) Each shareholder who owns more than 10% of any class of the issuer's securities, including those shares subject to outstanding options.

Title             Name and                           Amount
of                address                            owned at        Percent
Class             of owner                           registration    of Class
-----             --------                           ------------    --------

Preferred         Aboyne Management Ltd              49,500          100%
                  3255 Norfolk Rd.
                  Victoria, B.C. Canada
                  V8R 6H5

         [b] Persons holding or sharing the power to vote the above.  Mr. Gerald
A. Mulhall is the sole officer, director and shareholder of Aboyne Management Ltd. and votes the shares as the sole beneficial owner.

         [c] Non-voting securities. See Preferred noted above

         [d] Options, warrants and rights. NONE

         [e] List all parents of the issuer. NONE

Item 11. Interest of Management and Others to Certain Transactions.

         No transactions occurred during the previous two years by or between the issuer and other parties involving amounts exceeding $50,000.

Item 12. Securities being offered.

         No securities are being offered in this registration statement. The description of the securities as issued and outstanding is as follows:

         The maximum number of shares of stock which the Company is authorized to issue or to have outstanding at any time is 55,000,000 shares, of which 50,000,000 shares are designated as common stock, no par value per share, and of which 5,000,000 shares are designated as preferred stock, no par value per share and may be issued in classes or series.

         The holders of common stock have one vote for each share of such stock held. The preferences of the preferred stock are as follows: (i) the preferred stock shall be non-voting, (ii) the holders of the preferred stock, as a group, shall have the right to receive, pro rata, a mandatory dividend of 10% of the corporation's adjusted gross profit as reflected on its annual corporate income tax return and to be paid within ten days of the filing thereof, and (iii) upon dissolution or winding up of the corporation, 10% of the assets of the corporation shall be distributed on a pro rata basis to the holders of the preferred stock prior to division and distribution of assets to the holders of the corporation's common stock.

         All stock of this corporation, whether common stock or preferred stock, shall be issued only upon the receipt of the full consideration fixed for the issuance of such stock. Such stock once issued, shall be fully paid and nonassessable.

         No holder of shares of any class of this corporation shall have (1) any preemptive right to subscribe for or acquire additional shares of this corporation of the same or any other class, whether such shares shall be hereby or hereafter authorized, or (2) any right to acquire any shares which may be held in the treasury of this corporation. All such additional or treasury shares may be issued or reissued for such consideration, at such time, and to such persons as the Board of Directors may from time to time determine.


PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

Information required by Item 201 of Regulation S-B.

         a.  Market Information.
         The securities of the issuer are not traded in the public market at the date of this registration statement.

         b.  Holders.
         The approximate number of holders of record of each class of common equity is 38 shareholders.

         c.  Dividends.
         The Company has not paid any dividends since inception and does not, at the time of this registration statement, contemplate the payment of dividends in the near future.


Item 2. Legal Proceedings.

Information required by Item 103 of Regulation S-B.

         The issuer is not a party to any pending legal proceeding nor is its property the subject of a pending legal proceeding.

Item 3. Changes to and Disagreements with Accountants.

Information required by Item 304 of Regulation S-B.

         The Company's former independent accountant resigned November 11, 2000, to devote its efforts to tax matters for its clients. The Board of Directors accepted the resignation and on that same date, November 11, 2001, appointed a new independent accountant as auditor of the Company's financial statements for the years ended January 31, 2000 and January 31, 2001. There were no disagreements between the former accountant and the Company. The reports of the former accountant contained no adverse opinions for the years of reporting.

Item. 4. Recent sales of Unregistered Securities.

Information required by Item 701 of Regulation S-B.


         During the past three years, on December 28,1998, the Company sold 2,240,000 shares of common stock, no par value, for an aggregate price of $1,120.00 under the exemption provided by Regulation D, Rule 504 of the Securities Act of 1933, as amended. The securities were sold to private investors without a general solicitation. The Company relied on the exemption to registration as set forth in Rule 504, the version of which was in force at that time. The Company filed a Notice of Sale of Securities Pursuant to Regulation D,
Section 4(6), and/or Uniform Limited Offering Exemption on Form D with the Securities and Exchange Commission and with the Securities Commission of the State of Colorado in a timely fashion. No underwriter was engaged and no commission was paid to anyone on any of the sales. The Company ascertained that the purchasers were not underwriters within the meaning of section 2(11) of the Securities Act of 1933 inasmuch as each subscriber/purchaser executed an investment letter which set forth the purchaser's understanding that the securities being purchased were for investment only.

         During the past three years the Company sold 49,500 shares of preferred stock, no par value, for an aggregate price of $20,700. 17,500 of these shares were sold on March 21, 2000, and 32,000 were sold on June 20, 2001. The Company relied on the exemption to registration provided by

Section 4(2) of the Securities Act of 1933 and the exemption for private offering a sales provided by the state regulations in the State of Colorado. Both blocks of securities were sold to the same purchaser in private offerings to an entity, the principals of which were known to management of the Company. The principals of the purchaser had the opportunity to ask any questions they wished and have those questions answered to their satisfaction. The principals were sophisticated purchasers and were aware that the 49,500 shares of preferred stock are restricted shares and may not be sold unless there is an available exemption under Rule 144 of the Securities Act of 1933. No underwriter was engaged and no commission was paid to any one on any of the sales.


Item 5. Indemnification of Directors and Officers

Information required by Item 702 of Regulation S-B

         So far as permitted by the Colorado Corporations and Associations Act, the Articles of Incorporation provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them on account of their being or having been directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or to have engaged in willful misconduct.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, (collectively the "Acts") may be permitted to directors, officers or controlling persons pursuant to foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Acts and is, therefore, unenforceable.

PART F/S

         The audited financial statements of the Company from inception, July 15, 1998 through January 31, 2001 and the four months ended May 31, 1001 appear on the pages following.

PART III - EXHIBITS

Item 1. Index to Exhibits

         (2) Charter and by-laws, and amendments *
                  2.1 Articles of Incorporation
                  2.2 Articles of Amendment to the Articles of Incorporation
                  2.3 Certificate of Correction
         (3) Instruments defining the rights of securities holders *
                  3.1 Article III, Capital Structure, of the Articles of Amendment to the Articles of Incorporation which defines the rights of security holders.
         (5) Voting trust agreement. Not applicable
         (6) Material foreign contracts. No applicable

         (12) Additional Exhibits* 12.1 Letter from former accountant 12.2 Letter relating to sale of former subsidiary
                  12.3 Letter relating to purchase of current subsidiary

(* Previously filed)


SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19, 2001

AWS Enterprises, Inc.
(Registrant)


By: /s/Alexander V. Lagerborg
    ------------------------------------
Alexander V. Lagerborg, Director

                              AWS ENTERPRISES, INC.
                            (fka Walden Roads, Inc.)
                                 AND SUBSIDIARY
                                 --------------
                      (A Company in the Development Stage)

                              FINANCIAL STATEMENTS

                      PERIOD FROM INCEPTION (JULY 15, 1998)
                            THROUGH JANUARY 31, 2001
                               AND THE FOUR MONTHS
                               ENDED MAY 31, 2001

                              AWS ENTERPRISES, INC.
                            (fka Walden Roads, Inc.)
                                 AND SUBSIDIARY
                      (A Company in the Development Stage)

                                TABLE OF CONTENTS



                                                          Page

Independent Auditors' Reports                           3 - 4

Balance Sheets                                              5

Statements of Operations                                    6

Statements of Changes in Shareholders' Deficit              7

Statements of Cash Flows                                    8

Notes to Financial Statements                          9 - 14

                          INDEPENDENT AUDITORS' REPORT


To the Shareholders
AWS Enterprises, Inc. (fka Walden Roads, Inc.)
(A Company in the Development Stage)

We have audited the accompanying balance sheets of AWS Enterprises, Inc. (fka Walden Roads, Inc.) and Subsidiary (a Company in the Development Stage) as of May 31, 2001 and January 31, 2001, and the related statements of operations, changes in shareholders' deficit, and cash flows for the four months ended May 31, 2001, the years ended January 31, 2001 and 2000, and the 2001 and 2000 amounts included in the cumulative amounts from July 15, 1998 (inception) through May 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AWS Enterprises, Inc. (fka Walden Roads, Inc.) and Subsidiary (a Company in the Development Stage) as of May 31, 2001 and January 31, 2001, and the results of its operations and its cash flows for the four months ended May 31, 2001, the years ended January 31, 2001 and 2000, and the 2001 and 2000 amounts included in the cumulative amounts from July 15, 1998 (inception) through May 31, 2001, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has suffered losses from operations and has accumulated a deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                 SPICER, JEFFRIES & CO.

Denver, Colorado
June 22, 2001

                          INDEPENDENT AUDITORS' REPORT


To the Shareholders
AWS Enterprises, Inc. (fka Walden Roads, Inc.)
(A Company in the Development Stage)

We have audited the accompanying balance sheet of AWS Enterprises, Inc. (fkaWalden Roads, Inc.) (a Company in the Development Stage) as of January 31, 1999, and the related statements of operations, changes in shareholders' equity, and cash flows for the period from inception (July 15, 1998) through January 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AWS Enterprises, Inc. (fka Walden Roads, Inc.) (a Company in the Development Stage) as of January 31, 1999, and the results of its operations and its cash flows for the period from inception (July 15, 1998) through January 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has suffered losses from operations and has accumulated a deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Kish, Leake & Associates, P.C.
Certified Public Accountants
Englewood, Colorado
February 15, 1999

                             AWS ENTERPRISES, INC.
                            (fka Walden Roads, Inc.)
                                 AND SUBSIDIARY
                      (A Company in the Development Stage)

                                 BALANCE SHEETS


                                     ASSETS


CURRENT ASSETS:                                              May 31, 2001   January 31, 2001
                                                             -----------    ----------------
  Cash                                                       $   42 206      $   15 575
  Accounts receivable                                            21 773               -
         Total current assets                                    63 979          15 575

COMPUTER EQUIPMENT, NET (Note 1)                                  1 291               -

OTHER ASSETS:
  Goodwill (Notes 1 and 6)                                       33 128               -
  Net assets of discontinued operations (Note 7)                      -           9 143
         Total other assets                                      33 128           9 143

              Total assets                                   $   98 398       $  24 718

LIABILITIES AND SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES (Note 3):
  Notes payable-related parties                              $  $82 500       $  22 500
  Accounts payable and accrued expenses                          17 249              75
  Due to related parties                                          2,500           2,200
  Interest payable                                                3,131           1,940
              Total current liabilities                         105,380          26,715

SHAREHOLDERS' DEFICIT (Note 2):
  Preferred stock, no par value, 5,000,000 shares
    authorized; 49,500 shares issued and outstanding             20,700          20,700
  Common stock, no par value, 50,000,000 shares
    authorized; 2,240,000 shares issued and outstanding           1,120           1,120
  Deficit accumulated during the development stage              (28 802)         23 817)

              Total shareholders' deficit                        (6,982)         (1 997)

              Total liabilities and shareholders' deficit    $   98,398       $  24 718



The accompanying notes are an integral part of these statements.

                              AWS ENTERPRISES, INC.
                            (fka Walden Roads, Inc.)
                                 AND SUBSIDIARY
                      (A Company in the Development Stage)

                            STATEMENTS OF OPERATIONS



                                                                                                                Period From
                                                                                                                 Inception
                                                           Four Months       Year Ended         Year Ended     (July 15, 1998)
                                                              Ended          January 31,        January 31,       Through
                                                           May 31, 2001        2001                2000         May 31, 2001
                                                          -------------      ----------         ----------      -----------


REVENUE                                                      $    -           $    -            $      -        $    -

OPERATING EXPENSES (Note 3):
    Professional fees                                         1 600            7 300               3 450        12 555
    Rent                                                        300            1 200               1 200         2 700
    Stock transfer                                              310            1 005               1 470         2 785
    Office expenses                                             627              110                  66           818
         Total operating expenses                             2 837            9 615               6 186        18 858

OTHER EXPENSE - interest                                      1 105            1 940               -             3 045

DISCONTINUED OPERATIONS (Note 7):
   Loss from operations of discontinued subsidiary           (1 273)          (5 856)              -            (7 129)
   Gain on disposal of subsidiary                               230              -                 -               230
        Total loss from discontinued operations              (1 043)          (5 856)              -            (6 899)

NET LOSS                                                    $(4 985)     $   (17 411)          $  (6 186)  $   (28 802)


BASIC AND FULLY DILUTED EARNINGS PER
  COMMON SHARE (Note 1):

    Net loss from continuing operations                     $  ( * )     $     ( .01)          $    ( * )
                                                                                                            $    ( .01)
    Discontinued operations                                 $  ( * )     $      ( * )          $    ( * )
                                                                                                            $   (   * )
    Net loss                                                $  ( * )     $     ( .01)          $    ( * )
                                                                                                            $    ( .01)
WEIGHTED-AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                             2 240 000        2 240 000           2 240 000     1 946 288




* less than $.01 per share


The accompanying notes are an integral part of these statements.

                              AWS ENTERPRISES, INC.
                            (fka Walden Roads, Inc.)
                                 AND SUBSIDIARY
                      (A Company in the Development Stage)

                 STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT
                      PERIOD FROM INCEPTION (JULY 15, 1998)
                              THROUGH MAY 31, 2001

                                                                                               Deficit
                                                                                             Accumulated
                                                                                              during the        Total
                                                   Preferred Stock        Common Stock        Development     Shareholders'
                                                Shares     Amount       Shares     Amount      Stage            Deficit

INCEPTION, July 15, 1998                         -        $   -       -              $  -      $    -        $      -

Issuance of common stock
  at $.0005 per share, December 28, 1998         -            -         200 000        100          -                 100

Issuance of common stock
  at $.0005 per share, December 28, 1998         -            -       2 040 000      1 020          -               1 020

Issuance of preferred stock
  at $.10 per share, December 28, 1998           32 000       3 200   -              -              -               3 200

Net loss                                         -            -       -              -             (220)             (220)

BALANCES, January 31, 1999                       32 000       3 200   2 240 000      1 120         (220)            4 100

Net loss                                         -            -       -              -           (6 186)           (6 186)

BALANCES, January 31, 2000                       32 000       3 200   2 240 000      1 120       (6 406)           (2 086)

Issuance of preferred stock
  at $1 per share, March 21, 2000                17 500      17 500                 -             -                17 500

Net loss                                         -            -       -              -          (17 411)          (17 411)

BALANCES, January 31, 2001                       49 500      20 700   2 240 000      1 120      (23 817)           (1 997)

Net loss                                         -            -       -              -           (4 985)           (4 985)

BALANCES, May 31, 2001                           49 500   $  20 700   2 240 000   $  1 120  $   (28 802) $         (6 982)


The accompanying notes are an integral part of these statements.

                              AWS ENTERPRISES, INC.
                            (fka Walden Roads, Inc.)
                                 AND SUBSIDIARY
                      (A Company in the Development Stage)

                            STATEMENTS OF CASH FLOWS

                                                                                                                       Period From
                                                                                                                        Inception
                                                                   Four Months                                       (July 15, 1998)
                                                                      Ended           Year Ended      Year Ended         Through
                                                                  May 31, 2001   January 31, 2001   January 31, 2000   May 31, 2001
                                                                  -----------    ---------------    ----------------   ------------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss from continuing operations                           $     (3 942)      $  (11 555)    $    (6 186)     $     (21 903)
  Adjustments to reconcile net loss to net cash
   used in operating activities:
     Increase in accounts payable and other liabilities                1 031            1 690           1 525              3 046
         Net cash used in operating activities
           from continuing operations                                 (2 911)          (9 865)         (4 661)           (18 857)
         Net cash provided by (used in) operating activities
           from discontinued operations                                8 100          (14 999)              -             (6 899)
    Net cash provided by (used in) operating activities                5 189          (24 864)         (4 661)           (25 756)

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of subsidiary, net of cash acquired                       (28 858)               -               -            (28 858)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from related party advances                                   300                -           1 000              2 500
  Proceeds from notes payable                                         50 000           22 500               -             72 500
  Issuance of preferred stock                                             -            17 500               -             20 700
  Issuance of common stock                                                -                 -               -              1 120
                Net cash provided by financing activities             50 300           40 000           1 000             96 820

NET INCREASE (DECREASE) IN CASH                                       26 631           15 136          (3 661)            42 206

CASH, at beginning of period                                          15 575              439           4 100                  -

CASH, at end of period                                          $     42 206       $   15 575        $    439         $   42 206


The Company purchased all of the capital stock of Automobile
Warranty Network, Inc. for cash. In connection with the acquisition, liabilities were assumed as follows:

             Fair value                                     $     56 192
             Cash paid, net of cash acquired                     (28 858)
                Liabilities assumed                        $      27 334



The accompanying notes are an integral part of these statements.

                              AWS ENTERPRISES, INC.
                            (fka Walden Roads, Inc.)
                                 AND SUBSIDIARY
                      (A Company in the Development Stage)

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 -            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization, Business and Basis of Presentation
The Company was incorporated in the state of Colorado on July 15, 1998, and is in the development stage. Activities through May 31, 2001 include organization of the Company, the raising of equity capital and acquisitions. The Company was originally incorporated to engage in the business of publishing poetry pamphlets for use by business and industry as a promotional item.

On October 27, 2000, the Company acquired all of the outstanding common stock of Acousticmusicsales.com, co ("Acoustic") for $5,000. Acoustic was incorporated in the state of Colorado on June 29, 2000 and had no operations prior to the acquisition. The acquisition was accounted for under the purchase method of accounting. In May, 2001, the Company returned 100% of the stock of Acoustic to its original owners due to the lack of revenues produced by Acoustic.

On May 25, 2001, the Company acquired all of the outstanding common stock of Automobile Warranty Network, Inc. ("AWN") for $50,000. AWN was incorporated in the state of Colorado on April 20, 2001 and had minimal operations prior to the acquisition. The acquisition was accounted for under the purchase method of accounting.

The Company, through its wholly-owned subsidiary, is engaged in the business of processing and managing warranty claims on a contract, commission basis for automobile dealerships.

The consolidated financial statements include AWS Enterprises, Inc. (fka Walden Roads, Inc., the "Company" or "AWS") and its wholly-owned subsidiary, Automobile Warranty Network, Inc. ("AWN"). All significant intercompany balances and transactions have been eliminated in consolidation. As discussed in Note 7, Acoustic is presented as a discontinued operation in the accompanying financial statements.

Certain January 31, 2000 amounts were reclassified to conform with the current period presentations.

Cash Flows
For purposes of reporting cash flows, cash includes those investments which are short-term in nature (three months or less to original maturity), are readily convertible to cash, and represent insignificant risk of changes in value.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

                              AWS ENTERPRISES, INC.
                            (fka Walden Roads, Inc.)
                                 AND SUBSIDIARY
                      (A Company in the Development Stage)

                          NOTES TO FINANCIAL STATEMENTS
                          =============================
                                   (Continued)

NOTE 1 -            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Goodwill
At May 31, 2001, the Company has not established its policy regarding the acquired goodwill (see Note 6). Therefore, amortization is not included in these financial statements.

Fair Value of Financial Instruments
The Company's financial instruments, including cash, accounts payable and other liabilities are carried at amounts that approximate fair value.

Net Loss Per Share of Common Stock
Net loss per share of common stock is based on the weighted average number of shares of common stock outstanding during the period.

Income Taxes
The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Statement of Financial Accounting Standards No. 109 (SFAS 109). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in income in the period that includes the enactment date.

Computer Equipment
Computer equipment is stated at cost. Depreciation will be computed using the straight line method over a useful life of five years.

Impairment of Long-Lived Assets
The Company reviews its long-lived assets for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted cash flows estimated to be generated by the asset.


Revenue Recognition
AWN recognizes commission revenue generated from the processing of automobile warranty claims at the time the claim is paid by the automobile manufacturer. Commissions generated range from 1.5% to 8.25% of the total claims processed.

                              AWS ENTERPRISES, INC.
                            (fka Walden Roads, Inc.)
                                 AND SUBSIDIARY
                     (A Company in the Developmental Stage)

                          NOTES TO FINANCIAL STATEMENTS
                          =============================
                                   (Continued)

NOTE 2 -            SHAREHOLDERS' EQUITY

Preferred stock
The Company has the authority to issue 5,000,000 shares of preferred stock with no par value. In December 1998, the Company sold 32,000 shares of its preferred stock in connection with a private offering for proceeds of $3,200. On March 21, 2000, the Company sold an additional 17,500 shares of preferred stock for proceeds of $17,500 in connection with a private offering.

The directors have assigned the following preferences to the issued and outstanding shares of preferred stock: i) non-voting, ii) holders of the stock as a group have a right to receive, pro rata, a mandatory dividend of 10 percent of the Company's adjusted gross profit as reflected on its annual corporate income tax return, and iii) upon dissolution or winding up of the Company, 10 percent of the assets of the Company shall be distributed on a pro rata basis to the holders of preferred stock prior to division and distribution of assets to the holders of the Company's common stock.

Common stock
The Company has the authority to issue 50,000,000 shares of common stock with no par value. In December 1998, the Company sold 2,240,000 shares of its common stock in connection with private offerings for proceeds of $1,120.


NOTE 3 -          RELATED PARTY TRANSACTIONS

During the year ended January 31, 2000, an officer of the Company advanced the Company $1,000 for working capital. The $1,000 is included in the accompanying statement of financial condition as due to related parties.

Commencing February 1, 1999, an officer provided office space to the Company at a cost of $100 per month. Included in the accompanying financial statements as due to related parties is $1,500 and $1,200 for rent due to the officer as of May 31, 2001 and January 31, 2001, respectively. Commencing August 2001, a related party will provide office space to AWN for $500 per month.

In March 2000, a shareholder loaned the Company $22,500 in exchange for a promissory note. The note bears interest at 10% and is due on March 20, 2002. At May 31, 2001, interest on the note amounted to $2,898. In May 2001, another shareholder loaned the Company $50,000 in exchange for a promissory note. The note bears interest at 12% and is due on May 23, 2002. At May 31, 2001, interest on the note amounted to $148. In April 2001, a related party loaned AWN $10,000 under a personal line of credit. The line of credit bears interest at 10% and is due on August 11, 2001. At May 31, 2001, interest on the line of credit amounted to $85.

                              AWS ENTERPRISES, INC.
                            (fka Walden Roads, Inc.)
                                 AND SUBSIDIARY
                      (A Company in the Development Stage)

                          NOTES TO FINANCIAL STATEMENTS
                          =============================
                                   (Continued)

NOTE 4 -          CONTINGENCIES

The Company has suffered recurring losses from operations and has accumulated a deficit of $28,802 as of May 31, 2001 that raise substantial doubt about its ability to continue as a going concern. The continuation of the Company as a going concern is dependent upon the Company attaining and maintaining profitable operations and raising additional capital. The Company's management intends to obtain working capital through additional equity offerings or through the issuance of debt instruments. The financial statements do not include any adjustments relating to the recovery and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should the Company discontinue operations.


NOTE 5 -           INCOME TAXES

A reconciliation of the U.S. statutory federal income tax rate to the effective rate is as follows:


                                                                    January 31,
                                                                   2001    2000
U.S federal statutory graduated rate.............................. 15.00% 15.00%
State income tax rate, net of federal benefit.....................  4.04%  4.04%
Net operating loss for which no tax benefit is currently available-19.04%-19.04%
                                                                  -------- -----
                                                                    0.00%  0.00%


At January 31, 2001, deferred taxes consisted of a net tax asset of $5,484 due to operating loss carryforwards of $28,802, which was fully allowed for in the valuation allowance of $5,484. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The changes in the valuation allowance for the years ended January 31, 2001 and 2000 were $4,264 and $1,178, respectively. Net operating loss carryforwards will expire through 2021.

The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax asset is no longer impaired and the allowance is no longer required.

                              AWS ENTERPRISES, INC.
                            (fka Walden Roads, Inc.)
                                 AND SUBSIDIARY
                      (A Company in the Development Stage)

                          NOTES TO FINANCIAL STATEMENTS
                          =============================
                                   (Concluded)


NOTE 6 -           ACQUISITION

On May 25, 2001, the Company purchased all of the outstanding common stock of AWN in exchange for $50,000 cash. The excess of the purchase price over the fair value of the assets, in the amount of $33,128, has been allocated to goodwill. The Company has recorded the transaction under the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16. The accompanying consolidated financial statements do not include the results of operations of AWN, since the effective date of the transaction was May 31, 2001.

The following unaudited pro forma condensed consolidated statement of operations gives effect to the acquisition of AWN as if it had occurred at the beginning of the period presented.


                    PROFORMA CONDENSED CONSOLIDATED STATEMENT
                        OF OPERATIONS For the four months
                               ended May 31, 2001

                                                                                                        Pro Forma
                                                          AWS                AWN       Adjustments    Consolidated
                                                   ----------------- ----------------  ----------   -------------
Sales..............................................      $    -       $  32 503         $   -        $   32 503
Other revenue......................................      $    -       $   -             $   -        $    -
Cost of sales......................................      $    -       $   -             $   -        $    -
Operating expenses.................................      $    2 837   $  65 496         $   -        $   68 333
Loss from operations...............................      $   (2 837)  $ (32 993)        $   -        $  (35 830)
Interest expense...................................      $    1 105   $     135         $   -        $    1 240
Loss from discontinued operations..............          $   (1 043)  $   -             $   -        $   (1 043)
Net loss...........................................      $   (4 985)  $ (33 128)        $   -        $  (38 113)
Net loss per share - basic and diluted..........         $     ( * )  $   (0.66)        $   -        $    (0.02)
Basic and diluted common shares
outstanding........................................       2 240 000      50 000        (50 000)       2 240 000

* Less than $.01 per share


The financial information of AWN presented in the pro forma statement includes the results of operations for AWN for the period from inception (April 20, 2001) through May 31, 2001.

                              AWS ENTERPRISES, INC.
                            (fka Walden Roads, Inc.)
                                 AND SUBSIDIARY
                      (A Company in the Development Stage)

                          NOTES TO FINANCIAL STATEMENTS
                          =============================
                                   (Concluded)


NOTE 7 -         DISCONTINUED OPERATIONS


On May 21, 2001, the Company sold 100% of the stock of its subsidiary, Acoustic, back to its original shareholders. As part of the sale of the stock, the Company received cash of $10 and the remaining cash balance on hand in Acoustic' bank account of $8,091. This total cash of $8,101 was applied to the advance that Acoustic owed to the Company of $10,000. Through May 21, 2001, Acoustic incurred losses of $7,129, which were in excess of the Company's original investment of $5,000 and the remaining advance balance of $1,899. Therefore the Company incurred a gain on the disposition of $230.


Operating results of Acoustic are as follows:

                                               Period ended      Year Ended
                                               May 21, 2001   January 31, 2001
                                               ------------   ----------------
Revenues                                       $  -           $       -
Operating expenses                              1 273            5 856
Net loss                                       (1 273)          (5 856)

Assets and liabilities of Acoustic at May 21, 2001 were $1,046 and $8,175, respectively. At January 31, 2001, assets and liabilities were $10,495 and $1,352, respectively.

                             AWS ENTERPRISES, INC.
                                 AND SUBSIDARY
                      (A Company in the Development Stage)

                         UNAUDITED FINANCIAL STATEMENTS
                           FOR THE SIX MONTHS PERIOD
                              ENDED JULY 31, 2001
                   (With Revised Notes - September 25, 2001)

AWS, Inc.
(fka Walden Roads, Inc.)
Consolidated Balance Sheet
(A Company in the Development Stage)
--------------------------------------------------------------------------------
                                                       Unaudited        Audited
                                                          July          January
                                                        31, 2001       31, 2001
                                                        --------       --------
ASSETS

Current Assets:

Cash and cash equivalents                                $7,412        $15,575
Accounts Receivable - Trade                              46,874              0
Due from officer                                          1,000              0
                                                        -------        -------

Total Current Assets                                     55,286         15,575
                                                        -------        -------

Property and equipment (net of depreciation)              2,833              0

Other Assets:

Net Assets of Discontinued Operations                         0          9,143
Goodwill (net of amortization)                           33,128              0

Total Other Assets                                       33,128          9,143
                                                        -------        -------

TOTAL ASSETS                                            $91,247        $24,718
                                                        =======        =======

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Line of Credit                                          $10,085             $0
Note Payable - Related Parties                           72,500         22,500
Due to Related Parties                                    1,000          2,200
Accounts Payable                                         16,232             75
Other Accrued Expenses                                   29,039              0
Interest Payable                                          4,249          1,940
                                                          -----          -----

Total current liabilities                               133,105         26,715

TOTAL LIABILITIES                                       133,105         26,715
                                                        -------         ------


SHAREHOLDERS' EQUITY: *

Preferred stock, no par value per share;
 Authorized 5,000,000 Shares; Issued
 and outstanding 49,500                                  20,700         20,700

Common Stock, No Par Value;
 Authorized 20,000,000 Shares; Issued
 and outstanding 2,240,000 shares                         1,120          1,120

Accumulated deficit                                     (63,678)       (23,817)
                                                        -------        -------

TOTAL SHAREHOLDERS' EQUITY                              (41,858)        (1,997)
                                                        -------        -------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY              $91,247        $24,718
                                                        =======        =======

         See Accompanying Notes To These Unaudited Financial Statements.

AWS, Inc.
(fka Walden Roads, Inc.)
Unaudited Consolidated Statement Of Operations
(A Company in the Development Stage)
-------------------------------------------------------------------------------


                                                          3 Months             3 Months
                                                           Ended                 Ended
                                                            July                 July
                                                          31, 2001             31, 2000
                                                          --------             --------

Revenue:                                                    $105,732                  $0

Cost of Goods Sold                                            58,939                   0
                                                           ---------           ---------

Gross Profit                                                  46,793                   0

General & Administrative Expenses

Consulting                                                     5,265                   0
Office expenses                                                6,192                 554
Payroll Taxes                                                  8,630                   0
Professional Fees                                              5,103                   0
Rent                                                           1,300                 300
Salaries & Benefits                                           55,398                   0
Stock transfer                                                    90                   0
                                                           ---------           ---------

Total G & A                                                   81,978                 854
                                                           ---------           ---------

(Loss) from operations                                       (35,185)               (854)


Other (expense) - Interest                                    (1,352)               (247)

Other (expense)  - loss from discontinued operations          (1,043)                  0
                                                           ---------           ---------

Net (Loss)                                                  ($37,580)            ($1,101)
                                                           =========           =========

Basic (Loss) per common share                                  (0.02)              (0.00)
                                                           =========           =========

Weighted Average Common Shares Outstanding                 2,240,000           2,240,000
                                                           =========           =========


         See Accompanying Notes To These Unaudited Financial Statements.

AWS, Inc.
(fka Walden Roads, Inc.)
Unaudited Consolidated Statement Of Operations

--------------------------------------------------------------------------------

                                                                                                                Period From
                                                                         6 Months            6 Months            Inception
                                                                          Ended                Ended           July 15, 1998
                                                                           July                July               Through
                                                                         31, 2001            31, 2000          July 31, 2001
                                                                         --------            --------          -------------

Revenue:                                                                 $105,732                  $0             $105,732

Cost of Goods Sold                                                         58,939                   0               58,939
                                                                        ---------           ---------            ---------

Gross Profit                                                               46,793                   0               46,793

General & Administrative Expenses

Consulting                                                                  5,265                   0                5,265
Office expenses                                                             6,196                 575               10,960
Payroll Taxes                                                               8,630                   0                8,630
Professional Fees                                                           5,213                   0               16,168
Rent                                                                        1,600                 600                3,100
Salaries & Benefits                                                        55,398                   0               55,398
Stock transfer                                                              1,000                 150                2,785
                                                                        ---------           ---------            ---------

Total G & A                                                                83,302               1,325              102,306
                                                                        ---------           ---------            ---------

(Loss) from operations                                                    (36,509)             (1,325)             (55,513)


Other (expense) - Interest                                                 (2,309)               (247)              (2,309)

Other (expense) - loss from discontinued operations                        (1,043)                  0               (5,856)
                                                                        ---------           ---------            ---------

Net (Loss)                                                               ($39,861)            ($1,572)            ($63,678)
                                                                        =========           =========            =========

Basic (Loss) per common share                                               (0.02)              (0.00)
                                                                        =========           =========

Weighted Average Common Shares Outstanding                              2,240,000           2,240,000
                                                                        =========           =========


         See Accompanying Notes To These Unaudited Financial Statements.

AWS, Inc. and Subsidiary
Consolidate Statements of Changes In Shareholders' Equity
(A Company in the Development Stage)
July 15, 1998(Inception) Through July 31, 2001


                                                                                                                Deficit
                                                                                                              Accumulated
                                                                                                              During the
                                                        Preferred Stock               Common Stock           Development
                                                     Shares         Amount       Shares          Amount          Stage        Total
                                                    --------       --------     ----------      -------      -------------   -------
Balances, July 15, 1998 (inception)                      0             $0               0           $0             $0            $0

Issuance of common stock
 at $.0005 per share for cash December 28, 1998          0              0         200,000          100                          100

Issuance of common stock
 at $.0005 per share for cash December 28, 1998          0              0       2,040,000        1,020                        1,020

Issuance of preferred stock
 at $.10 per share for cash December 28, 1998       32,000          3,200               0            0                        3,200

Net (Loss)                                                                                                       (220)         (220)
                                                                                                              -------       -------
Balances, January 31, 1999                          32,000          3,200       2,240,000        1,120           (220)        4,100

Net (Loss)                                                                                                     (6,186)       (6,186)
                                                                                                              -------       -------
Balances, January 31, 2000                          32,000          3,200       2,240,000        1,120         (6,406)       (2,086)

Issuance of preferred stock
 at $1.00 per share for cash March 21, 2000         17,500         17,500               0            0                       17,500

Net (Loss)                                                                                                    (17,411)      (17,411)

Balances, January 31, 2001                          49,500         20,700       2,240,000        1,120        (23,817)       (1,997)

Net (Loss)                                                                                                    (39,861)      (39,861)

Balances, July 31, 2001                             49,500        $20,700       2,240,000       $1,120       ($63,678)     ($41,858)
                                                    ======        =======       =========       ======       ========      ========

         See Accompanying Notes To These Unaudited Financial Statements.

AWS, Inc.
Unaudited Consolidated Statement Of Cash Flow
(A Company in the Development Stage)

-------------------------------------------------------------------------------


                                                                                                                       Period From
                                                                              6 Months             6 Months             Inception
                                                                               Ended                Ended             March 3, 1998
                                                                                July                 July                Through
                                                                              31, 2001             31, 2000           July 31, 2001
                                                                              --------             --------           -------------
Cash Flows From Operating Activities:

Net (Loss)                                                                    ($39,861)             ($1,572)             ($63,678)

Adjustments to reconcile net loss to net cash used in operating activities:


(Increase) in Accounts Receivable                                              (46,534)                                   (46,534)
(Increase) in due from officer                                                  (1,000)                                    (1,000)
Increase in accounts payable                                                    16,157                    0                15,688
Increase in Interest Payable                                                     2,309                    0                 4,249
Increase in other accrued liabilities                                           29,039                    0                29,039
Net cash (used) in discontinued operations                                           0                    0                (6,899)
                                                                               -------               ------               -------

Net Cash Flows (used) in operations                                            (39,890)              (1,572)              (69,135)
                                                                               -------               ------               -------

Cash Flows From Investing Activities:

Purchase of subsidiary, net of cash acquired                                   (28,858)                  0                (28,858)
                                                                               -------               ------               -------

Net Cash Flows (used) in Investing activities                                  (28,858)                  0                (28,858)
                                                                               -------               ------               -------

Cash Flows From Financing Activities:

Proceeds from note payable                                                      60,585               40,000                82,585
Advances from related party                                                          0                    0                 1,000
Issuance of preferred stock                                                          0                    0                20,700
Issuance of common stock                                                             0                    0                 1,120
                                                                               -------              -------               -------

Net Cash Flows provided by financing activities                                 60,585               40,000               105,405
                                                                               -------              -------               -------


Net Increase (Decrease) In Cash and cash equivalents                            (8,163)              38,428                 7,412
Cash and cash equivalents at beginning of period                                15,575                  430                     0
                                                                               -------              -------               -------

Cash and cash equivalents at end of period                                      $7,412              $38,858                $7,412
                                                                               =======              =======               =======


Supplementary Disclosure Of Cash Flow Information:



         See Accompanying Notes To These Unaudited Financial Statements.

AWS, Inc. and Subsidiary
(fka Walden Roads, Inc.)
Notes To Unaudited Financial Statements
For The Six Month Period Ended July 31, 2001

Note 1 - Unaudited Financial Information

The unaudited financial information included for the three month and six month interim period ended July 31, 2001 were taken from the books and records without audit. However, such information reflects all adjustments (consisting only of normal recurring adjustments, which are of the opinion of management, necessary to reflect properly the results of interim period presented). The results of operations for the six month period ended July 31, 2001 are not necessarily indicative of the results expected for the fiscal year ended January 31, 2002.Note 2 - Financial Statements


Note 2 - Financial Statements


For a complete set of footnotes, including the provisions of the promissory notes and line of credit, reference is made to the Company's registration statement on Form 10-SB for the period ended May 31, 2001 as filed with the Securities and Exchange Commission and the audited financial statements included therein.


Note 3 - Notes Payable Related Parties


At July 31, 2001 the company's notes payable consisted of a line of credit with a related party of $10,000 with accrued interest of $85 and $72,500 in the form of a note with a related party.



                                       16